UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	000-49638

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended:	March 31, 2019

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

[ ]	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ICTV Brands Inc.

Full Name of Registrant

Former Name if Applicable

489 Devon Park Drive, Suite 306

Address of Principal Executive Office (Street and Number)

Wayne, PA 19087

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ending March 31, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. As reported in the Registrant’s Current Report on Form 8-K filed on February 11, 2019 (the “Form 8-K”), the Registrant engaged a new audit firm to perform the year-end audit and quarterly reviews for the periods ending December 31, 2018 and March 31, 2019, respectively. As reported in the Form 8-K, the Registrant appointed an interim Chief Financial Officer to replace the outgoing Chief Financial Officer, as of April 1, 2019. The Registrant also encountered key employee transitions within the accounting department. These events, in the aggregate, have caused delays during the Registrant’s normal closing and filing periods resulting in the Registrant being unable to file the Form 10-Q for the period ending March 31, 2019 within the prescribed time period without unreasonable effort or expense. The Registrant intends to take all necessary measures to file the Form 10-Q as soon as possible.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kelvin Claney	(484)	598-2300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [  ] Yes [ X ] No

The Registrant’s Annual Report on Form 10-K for the year ending December 31, 2018 has not been filed as of the date hereof.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ICTV Brands Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2019	By:	/s/ Kelvin Claney
Kelvin Claney
Chief Executive Officer